UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE APPROVAL OF NTT DOCOMO, INC.’S ESTABLISHMENT PLANS FOR SPECIFIED BASE STATIONS FOR EXPANSION OF 3.9G MOBILE COMMUNICATIONS

On June 28, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the approval of NTT DOCOMO, INC.’s establishment plans for specified base stations for expansion of 3.9G mobile communications.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yoshikiyo Sakai
Name:	Yoshikiyo Sakai
Title:	Director Finance and Accounting Department

Date: June 28, 2012

June 28, 2012

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE APPROVAL OF NTT DOCOMO, INC.’S ESTABLISHMENT

PLANS FOR SPECIFIED BASE STATIONS FOR EXPANSION OF 3.9G MOBILE

COMMUNICATIONS

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation, applied to the Ministry of Internal Affairs and Communications on May 25, 2012 for “Authorization of Establishment Plans for Specified Base Stations for Diffusion of 3.9G Mobile Communications Systems,” and on June 28, 2012, it received approval from the Minister of Internal Affairs and Communications with respect to its establishment plans. Please see the attached for more details.

For further inquiries, please contact:
Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 28, 2012

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

NTT DOCOMO Receives Approval for Plans to Establish Specified Base Stations

for Expansion of 3.9G Mobile Communications

NTT DOCOMO, INC. announced today that it has received approval from the Minister for Internal Affairs and Communications on its May 25th application to establish specified base stations for 3.9G mobile communications that will use the 700 MHz band. The plan, which was formulated in response to a rapid increase in data traffic, will also allow DOCOMO to expand its Xi® (read “crossy”) LTE services.

DOCOMO plans to immediately begin establishment in order to provide an even higher standard of communication for their customers. The company plans to begin offering LTE services using the 700 MHz band in January 2015.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111